Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statements of Earnings	$10,049	$9,735	$8,746	$8,033	$8,553

Federal and State Income Taxes included in Operations	5,220	4,450	4,482	4,266	4,275

Interest on Long-Term Debt	17,961	11,795	10,919	9,404	8,319

Amortization of Debt Discount Expense	233	151	136	112	104

Other Interest	2,474	1,156	1,949	1,675	1,046

Total	$35,937	$27,287	$26,232	$23,490	$22,297

Fixed Charges:

Interest on Long-Term Debt	$17,961	$11,795	$10,919	$9,404	$8,319

Amortization of Debt Discount Expense	233	151	136	112	104

Other Interest	2,474	1,156	1,949	1,675	1,046

Pre-tax Preferred Stock Dividend Requirements	208	199	213	208	234

Total	$20,876	$13,301	$13,217	$11,399	$9,703

Ratio of Earnings to Fixed Charges	1.72	2.05	1.98	2.06	2.30